Exhibit (d)(5)

HLTH and WebMD Contacts:
Investors:	Media:
Risa Fisher	Jennifer Newman
rfisher@hlth.com	jnewman@hlth.com
201-414-2002	212-624-3912
212-624-3817
HLTH CORPORATION AND WEBMD HEALTH CORP.
ANNOUNCE TERMINATION OF MERGER AGREEMENT
ELMWOOD PARK, NJ and New York, NY (October 20, 2008) — HLTH Corporation (Nasdaq: HLTH) and its 84% owned subsidiary, WebMD Health Corp. (Nasdaq: WBMD), announced today that, in light of recent turmoil in financial markets, they have terminated the merger agreement between them. The termination was by mutual agreement of the companies and was unanimously approved by the Boards of Directors of both companies and by a special committee of independent directors of WebMD. The Boards determined that both HLTH, as controlling stockholder of WebMD, and the public stockholders of WebMD would benefit from WebMD continuing as a publicly-traded subsidiary with a strong balance sheet, including approximately $340 million in cash and investments and no long-term debt.
     Martin J. Wygod, Chairman of the Board of HLTH and of WebMD, commented: “The Boards of Directors of HLTH and WebMD believe that, in the current economic environment, it is important for a growth company like WebMD not to be encumbered by $650 million in long-term debt that would be coming due in 18 to 36 months. By terminating their merger, HLTH and WebMD will retain financial flexibility and be in an advantageous position to pursue potential acquisition opportunities expected to be available to companies with significant cash resources in this period of financial market uncertainty.”
     The Boards also took into consideration the fact that the sale of Porex has been delayed as a result of one of the leading potential buyers having difficulty arranging financing for a purchase because of conditions in the credit markets. HLTH is continuing its sales process for Porex with other potential buyers, but cannot provide assurance as to the timing or terms for a transaction.
About HLTH Corporation
HLTH Corporation (NASDAQ: HLTH) owns approximately 84% of WebMD Health Corp. (NASDAQ: WBMD). WebMD is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. HLTH also owns Porex, a developer, manufacturer and distributor of proprietary porous plastic products and components used in healthcare, industrial and consumer applications.
About WebMD
WebMD Health Corp. (Nasdaq: WBMD) is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. WebMD Health Corp. is a subsidiary of HLTH Corporation (Nasdaq: HLTH).
The WebMD Health Network includes WebMD Health, Medscape, MedicineNet, eMedicine, eMedicine Health, RxList and theHeart.org.
*****************************
All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including those regarding the expected consequences of the termination of the Merger Agreement. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet, information technology and plastics industries; and changes in facts and circumstances and other uncertainties concerning the sale of Porex. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.
*****************************
WebMD®, WebMD Health® and POREX® are trademarks of HLTH Corporation or its subsidiaries.